Exhibit 21.1

List of Subsidiaries

Interlink Electronics, Inc. owns 100% of the outstanding voting stock of the following subsidiary:

Subsidiary Name	Jurisdiction of Incorporation
Interlink Electronics, K.K.	Japan
Interlink Electronics Asia Pacific Limited	Hong Kong
Interlink Electronics (China) Company Limited	China